Exhibit 99.27

PRESS RELEASE
Aya Gold & Silver Announces Appointment of John Burzynski to the Board and Departure of Nikolaos Sofronis

Montreal, Quebec, April 14, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce the appointment of Mr. John Burzynski to its Board of Directors as an Independent Director, effective immediately. Concurrently, Mr. Nikolaos Sofronis has stepped down from the Board for health reasons.
“We are delighted to welcome John Burzynski to Aya’s Board,” said Benoit La Salle, President and CEO of Aya Gold & Silver. “John is a seasoned mine builder with deep technical expertise and a proven track record of creating value in the mining sector. He is one of the three Osisko Mining Corp. founders, the team that developed and operated the world-class Canadian Malartic Mine in the heart of the Abitibi Gold Belt, prior to its 2014 sale to Agnico Eagle and Yamana for $3.9 billion. More recently, John led and grew Osisko Mining Inc. into a premier gold developer with the world-class Windfall project — culminating in its acquisition by Gold Fields last year. All of these exceptional experiences brings valuable and meaningful insights as we advance our growth strategy.”
Mr. Burzynski holds over 35 years of mining industry experience and was a founding member of Osisko Mining Corporation, where he served as Vice President Exploration and then Vice President Corporate Development. He was instrumental in the development, construction and successful operation of the Canadian Malartic Mine, one of Canada’s, and the world’s, largest gold operations. Most recently, he led Osisko Mining Inc. as Chairman and Chief Executive Officer through the Windfall Gold Project’s discovery and development, ultimately resulting in the C$2.2 billion sale of the company to Gold Fields in late 2024. The former Chairman of O3 Mining, which was acquired by Agnico Eagle in March of this year, Mr. Burzynski currently serves as Executive Chairman with Osisko Metals Inc.
Aya would like to extend its sincere gratitude and appreciation to Mr. Nikolaos Sofronis for his dedication and many contributions during his tenure as Director.

“We thank Nikolaos for his counsel and unwavering support of Aya’s vision over the years. He has played a key role in Aya’s evolution, and, on behalf of the Board and the entire team, we wish him the best,” added Mr. La Salle.
These Board changes further enhance the depth of mining experience on Aya’s Board as the Company continues to execute on its strategy of becoming a leading silver producer.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future and business prospects. Wherever possible, words such as “expect”, “deem”, “uncertain”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to Aya’s ability to become a leading silver producer in the region. Such statements reflect the Corporation's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, geological, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to Aya’s capacity to execute on its plan, its capacity to achieve each item of its guidance, and those material factors and assumptions set forth in Corporation’s management's discussion and analysis ("MD&A") and the Corporation's Annual Information Form ("AIF") for the year ended December 31, 2024 available with Canadian securities regulators. For a more detailed discussion of such risks and other factors that may affect the Corporation's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the AIF and MD&A available on SEDAR+ at www.sedarplus.ca, as well as the Corporation's other filings with the Canadian securities regulators.
Readers are advised and cautioned not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.